February 20, 2019

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Simlatus Corp

To Whom It May Concern:

This letter is in response to your correspondence dated February 14, 2019, requesting certain revisions to the Form 10-K filed on September 24, 2018, and the Form 8-K filed on November 14, 2018.

Form 8-K dated November 14, 2018

Item 1.01 Entry into a Material Definative Agreement, page 2

1.	We note from your Form 8-K dated December 28, 2018 that control of Simlatus Corp. has been transferred to Richard Hylen, the President of Satel Group, and that Mr Hylen was the beneficial owner of 95% of your common stock and 21.45% of your Preferred Series B shares as of December 28, 2018. We also note that the acquisition transaction closed on November 13, 2018 and Mr. Hylen was appointed your Chief Executive Officer and Chairman of the Board. Tell us how you plan to account for this transaction and tell us your basis for concluding your methodology is appropriate.

RESPONSE: The Company will be accounting for this transaction as a reverse merger because the private operating company has taken over as control of the public entity.

2.	Further, please file historical financial statements and pro forma information for Satel Group and the acquisition transaction as required by Rule 8-04 and Article 11 of Regulation S-X.

RESPONSE: The Company is currently working on filing the amended Form 8-K with audited financial statements for 12/31/16 and 12/31/17 as well as the 9/30/18 unaudited reviewed financial statements and the pro forma financial statements as of 12/31/17 and 9/30/18. The company hopes to have these comments filed as soon as possible and has been advised that any delay may result in further action.

We apologize for the delay and would like to get this taken care of as quickly as possible.

Very truly yours,

Richard Hylen

Chief Executive Officer and Director